Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Jaguar Mining Reports Q2 2010 and YTD 2010 Earnings

            JAG - TSX/NYSE

            CONCORD, NH, Aug. 9 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE) reports its financial and operational results for the period ended June 30, 2010. All figures are in U.S. dollars unless otherwise indicated.

            <<
            Q2 2010 Highlights

            -   Q2 2010 net loss of $5.9 million or ($0.07) per basic and fully diluted share compared to net income of $9.7 million or $0.12 per basic and fully diluted share in Q2 2009. Net income for Q2 2010 was adversely impacted by significantly higher cash operating costs caused by higher-than-planned dilution at its underground mines, especially at Turmalina.

            -   Q2 2010 gold sales decreased to 30,646 ounces at an average price of
                $1,203 per ounce yielding revenue of $36.9 million compared to Q2
                2009 gold sales of 35,561 ounces at an average price of $922 per ounce and revenue of $32.8 million.

            -   Q2 2010 gold production totaled 30,586 ounces at Turmalina and
                Paciencia at an average cash operating cost of $746 per ounce compared to 35,806 ounces at an average cash operating cost of $447 per ounce during the same period last year (see Non-GAAP Performance
                Measures). The 15% drop in gold production and the net increase in cash operating costs from the prior year were attributable to a significant decrease in run-of-mine ("ROM") grades, primarily caused by abnormally high dilution.

            -   Q2 2010 average feed grade was 3.17 g/t compared to 4.18 g/t during
                Q2 2009. The Company continued to encounter geo-mechanical issues at level 3 in the Turmalina Ore Body A ore shoot, which resulted in dilution averaging 30%, double what was planned. As a consequence, less ore was shipped from Ore Body A to the Turmalina Plant.
                Management believes this will continue to have an impact on the grades and production at the Turmalina operation through the balance of 2010 until the development of level 4 is completed and employing the new mining method.

                The decision was made in early 2010 to change the mining method from selective stoping to cut-and-fill at level 4 and below in the
                Turmalina Ore Body A. This changeover has been slower than planned due to geo-mechanical issues, specifically in developing the access ramp within level 4 of Ore Body A. Management has tested and believes these modifications will significantly contribute to higher ROM grades in early 2011. A complete review and reconciliation of the grades mined and processed, compared to what was anticipated from the block model, confirms there is no change in the overall geology, i.e.
                no decrease in in-situ grades. The primary issue is fully
                implementing different mining techniques.

            -   Q2 2010 gross profit decreased to $2.1 million from $9.1 million in
                Q2 2009.

            -   Q2 2010 cash provided by operating activities (see non-GAAP measures)
                was $4.5 million compared to $12.6 million in Q2 2009. The decrease was primarily due to the higher average operating cash costs.

            -   The formal inauguration of the Company's Caete gold operation took place on June 23, 2010. The Caete Plant was completed in late May and the crushing circuit was activated on May 25, 2010. Testing of the milling circuit was conducted in early June and the plant was charged with ore on June 12, 2010, formally entering the commissioning phase.

            -   Jaguar invested $36.5 million in growth projects in Q2 2010 compared to $20.1 million invested in Q2 2009.

            -   As of June 30, 2010 the Company held cash holdings of $65.4 million, including $5.9 million in short-term certificate of deposits and
                $0.9 million of restricted cash.
            >>

            Commenting on the Q2 2010 results, Daniel R. Titcomb, Jaguar's President and CEO stated, "Our second quarter operational and financial performance was sharply below our plans as a result of geo-mechanical rock issues at the
Turmalina operation. To overcome this issue, our technical team has been changing the mining method from selective stoping to cut and fill, however at a slower pace than planned. We are confident the transition to a cut-and-fill method will decrease dilution and lead to improved feed grades into the plant.
Although still early, we are achieving sharp improvements in the limited number of cuts mined during July with overall dilution now running approximately 12 to 15%. However, we will not have the new development and sequencing in-place until later this year required to increase the tonnage from the primary ore body at Turmalina to meet our previous targets."
            Mr. Titcomb added, "Our plan to reach mid-tier status remains intact.
However, we will not be in a position to provide updated production and CAPEX figures until our engineering team completes the review of new technologies that management believes should sharply reduce our capital requirements and lower our operating costs. This analysis will be completed later this fall.
Based on our present mine plans, which include the changes in mining methods at Turmalina, feed grades should improve in 2011. Moreover, with the contribution of the Caete operation, which is ramping-up as anticipated, we estimate 2011 gold production could rise nearly 40% over this year's revised outlook."

            <<
            1st Half 2010 Highlights

            -   Net loss of $10.5 million or ($0.13) per basic and fully diluted share for the six months ended June 30, 2010 compared to net income of $14.5 million or $0.20 per basic share and $0.19 per fully diluted share for the same period in 2009. The net loss for 2010 was unfavorably impacted mostly by higher costs on fewer ounces sold during Q2 2010 but also by the requirement to recognize non-cash interest expense associated with Jaguar's 4.5% senior convertible notes, which totaled $4.0 million for the first half of 2010.

            -   First half 2010 gold sales totaled 67,535 ounces at an average price of $1,148 per ounce yielding revenue of $77.5 million compared to gold sales of 71,440 ounces at an average price of $925 per ounce and revenue of $66.1 million for the same period in 2009.

            -   First half 2010 gold production totaled 61,810 ounces at Turmalina and Paciencia at an average cash operating cost of $671 per ounce compared to 68,675 ounces at an average cash operating cost of $434 per ounce during the same period last year (see Non-GAAP Performance
                Measures). The Company's gold production for the six months ended
                June 30, 2010 decreased 16% from the comparable period in 2009 due largely to the shutdown of oxide leaching operations at Sabara and the geo-mechanical issues at Turmalina.

            -   Gross profit for the six months ended June 30, 2010 decreased to
                $9.5 million from $20.4 million during the same period in 2009.

            -   Cash provided by operating activities during the first half of 2010 totaled $11.2 million compared to $19.3 million during the first half of 2009.

            -   Jaguar invested $73.4 million in growth projects during the first half of 2010, up from the $25.6 million invested during the same period in 2009. The development of the new Caete operation represented the largest investment during the first half of 2010.

            -   The Company achieved underground development targets of 9.2 km for the six months ended June 30, 2010; on plan.

            Summary of Key Operating Results

            The following is a summary of key operating results:

                                   Three Months Ended            Six Months Ended
                                         June 30                     June 30
                             --------------------------------------------------------
                                   2010          2009          2010          2009
                             --------------------------------------------------------
            (unaudited)
            ($ in 000s, except
             per share amounts)
            Gold sales        $     36,853  $     32,786  $     77,522  $     66,072
            Ounces sold             30,646        35,561        67,535        71,440
            Average sales
             price $/ounce           1,203           922         1,148           925
            Gross profit             2,098         9,111         9,467        20,405
            Net income (loss)       (5,913)        9,724       (10,518)       14,483
            Basic income
             (loss) per share        (0.07)         0.12         (0.13)         0.20
            Diluted income
             (loss) per share        (0.07)         0.12         (0.13)         0.19
            Weighted avg. No.
             of shares
             outstanding -
             basic              84,128,483    77,957,007    84,062,278    73,315,017
            Weighted avg. No.
             of shares
             outstanding -
             diluted            84,128,483    79,787,135    84,062,278    74,685,075
            >>

            Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended June 30, 2010.

            2010 Outlook

            The Company's production and cash operating cost estimates for 2010 are shown below.

            <<
            -------------------------------------------------------------------------
                             Actual       Actual           Estimated     Estimated
            -------------------------------------------------------------------------
            Operation                       2009                             FY 2010
                                            Cash                                Cash
                               2009    Operating             FY 2010       Operating
                         Production         Cost          Production            Cost
                                (oz)       ($/oz)                (oz)          ($/oz)
            -------------------------------------------------------------------------
            Turmalina        82,070         $424              69,000     $690 - $695
            Paciencia        66,672         $502              64,000     $665 - $670
            Caete                 -            -              30,000     $535 - $545
            Sabara            6,360         $680                   -               -
            -------------------------------------------------------------------------
            Total           155,102         $468   163,000 - 168,000     $650 - $660
            -------------------------------------------------------------------------
            Notes:
            Estimated 2010 cash operating costs based on R$1.75 per $1.00 exchange rate. The 2009 exchange rate was R$2.04 per $1.00.
            Caete Q3/Q4 based on development ore during the commissioning phase.

            The Company has provided its 2010 quarterly production and grades for its operations as follows:

            -------------------------------------------------------------------------
            2010 Estimated Gold Production, By Operation
            -------------------------------------------------------------------------
            Operation          Q1        Q2         Q3         Q4
                           Actual    Actual   Estimate   Estimate            FY 2010
                           ------    ------   --------   --------            -------

            Turmalina      16,987    15,896     16,000     20,000             69,000
            Paciencia      14,236    14,717     17,500     17,500             64,000
            Caete               -         -     10,000     20,000             30,000
              Total        31,223    30,613     43,500     57,500   163,000 -168,000
            -------------------------------------------------------------------------
            Note: The FY 2010 total represents the range of production for the year whereas quarterly figures represent the target.
            Caete Q3/Q4 based on development ore during the commissioning phase.

            -------------------------------------------------------------------------
            2010 Estimated Feed Grades, By Operation
            -------------------------------------------------------------------------
            Operation          Q1        Q2         Q3         Q4
                           Actual    Actual   Estimate   Estimate            FY 2010
                           ------    ------   --------   --------            -------

            Turmalina        4.16      3.13       3.58       3.41               3.53
            Paciencia        3.32      3.21       3.44       3.48               3.36
            Caete               -         -       3.38       3.56               3.48
              Average        3.74      3.17       3.48       3.48               3.46
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Cash Operating
             Cost            $595      $746       $695       $609          $650-$660
            -------------------------------------------------------------------------
            Note: The FY 2010 total represents the range of cash operating costs for the year whereas quarterly figures represent the target.
            >>

            Non-GAAP Performance Measures

            The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
            The Company has included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. Cash provided by operating activities has also been included as an overall measure of cash generation capability on a standardized basis. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are set out in the following tables.

            <<
            Cash provided by operating activities
            (Expressed in thousands of U.S. dollars except per share amounts)

            -------------------------------------------------------------------------
                              Three Months  Three Months    Six Months    Six Months
                                     Ended         Ended         Ended         Ended
                                   June 30,      June 30,      June 30,      June 30,
                                      2010          2009          2010          2009
            -------------------------------------------------------------------------

            Cash provided by
             operating
             activities as
             reported
              Net income
               (loss) for
               the period     $     (5,913) $      9,724  $    (10,518) $     14,483
              Items not
               involving cash:
                Unrealized
                 foreign
                 exchange
                 (gain) loss         2,284        (5,633)        2,607        (8,665)
                Stock-based
                 compensation        1,499         1,245         1,553         2,265
                Non-cash
                 interest
                 expense             2,008           683         3,983         1,044
                Accretion
                 expense               326           192           726           380
                Future income
                 taxes                 465         2,483           306         2,483
                Depletion and
                 amortization        8,945         5,066        17,103        10,052
                Unrealized loss
                 (gain) on
                 foreign
                 exchange
                 contracts             473          (880)        1,172        (2,421)
                Gain on
                 disposition
                 of property        (4,625)            -        (4,625)            -
              Reclamation
               expenditure            (995)         (283)       (1,074)         (283)
            -------------------------------------------------------------------------
                                     4,467        12,597        11,233        19,338
                              $       0.05  $       0.16  $       0.13  $       0.26

            -------------------------------------------------------------------------
            Summary of Cash Operating                     Three Months    Six Months
             Cost per tonne processed                            Ended         Ended
                                                               June 30,      June 30,
                                                                  2010          2010
            -------------------------------------------------------------------------
            Production costs per statement
             of operations(1)                             $ 22,936,000  $ 44,783,000
            Change in inventory(2)                           1,177,000    (1,881,000)
            Operational cost of gold produced(3)            24,113,000    42,902,000
              divided by
            Tonnes processed                                   375,000       673,500
              equals
            Cost per tonne processed                      $      64.30  $      63.70

            -------------------------------------------------------------------------
            Turmalina Cash Operating Cost                 Three Months    Six Months
             per tonne processed                                 Ended         Ended
                                                               June 30,      June 30,
                                                                  2010          2010
            -------------------------------------------------------------------------
            Production costs                              $ 12,384,000  $ 23,947,000
            Change in inventory(2)                           1,293,000      (770,000)
            Operational cost of gold produced(3)            13,677,000    23,177,000
              divided by
            Tonnes processed                                   198,900       349,600
              equals
            Cost per tonne processed                      $      68.80  $      66.30

            -------------------------------------------------------------------------
            Paciencia Cash Operating Cost                 Three Months    Six Months
             per tonne processed                                 Ended         Ended
                                                               June 30,      June 30,
                                                                  2010          2010
            -------------------------------------------------------------------------
            Production costs                              $ 10,552,000  $ 20,836,000
            Change in inventory(2)                            (116,000)   (1,111,000)
            Operational cost of gold produced(3)            10,436,000    19,725,000
              divided by
            Tonnes processed                                   176,100       323,900
              equals
            Cost per tonne processed                      $      59.30  $      60.90

            -------------------------------------------------------------------------
            Summary of Cash Operating Cost                Three Months    Six Months
             per oz of gold produced                             Ended         Ended
                                                               June 30,      June 30,
                                                                  2010          2010
            -------------------------------------------------------------------------
            Production costs per statement
             of operations(1)                             $ 22,936,000  $ 44,783,000
            Change in inventory(2)                            (119,000)   (3,308,000)
            Operational cost of gold produced(3)            22,817,000    41,475,000
              divided by
            Gold produced (oz)                                  30,586        61,810
              equals
            Cost per oz of gold produced                  $        746  $        671

            -------------------------------------------------------------------------
            Turmalina Plant Cash Operating Cost           Three Months    Six Months
             per oz produced                                     Ended         Ended
                                                               June 30,      June 30,
                                                                  2010          2010
            -------------------------------------------------------------------------
            Production costs                              $ 12,384,000  $ 23,947,000
            Change in inventory(2)                             119,000    (2,054,000)
            Operational cost of gold produced(3)            12,503,000    21,893,000
              divided by
            Gold produced (oz)                                  15,869        32,857
              equals
            Cost per oz of gold produced                  $        788  $        666

            -------------------------------------------------------------------------
            Paciencia Plant Cash Operating Cost           Three Months    Six Months
             per oz produced                                     Ended         Ended
                                                               June 30,      June 30,
                                                                  2010          2010
            -------------------------------------------------------------------------
            Production costs                              $ 10,552,000  $ 20,836,000
            Change in inventory(2)                            (238,000)   (1,254,000)
            Operational cost of gold produced(3)            10,314,000    19,582,000
              divided by
            Gold produced (oz)                                  14,717        28,953
              equals
            Cost per oz of gold produced                  $        701  $        676

            (1) Production costs do not include cost of goods sold adjustment of approximately $1.3 million, royalties of $1.1 million and CFEM tax of
                $368,000 for the three months ended June 30, 2010; and of goods sold adjustment of approximately $2.6 million, royalties of $2.6 million and CFEM tax of $778,000 for the six months ended June 30, 2010.
            (2) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
            (3) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.
            >>

            The following tables are included in Jaguar's audited financial statements as filed on SEDAR and readers should refer to those filings for the associated footnotes which are an integral part of the tables.

            <<
            JAGUAR MINING INC.

            Interim Consolidated Balance Sheets
            (Expressed in thousands of U.S. dollars)

            -------------------------------------------------------------------------
                                                               June 30,  December 31,
                                                                  2010          2009
            -------------------------------------------------------------------------
                                                            (unaudited)
            Assets
            Current assets:
              Cash and cash equivalents                   $     58,624  $    121,256
              Short-term investments                             5,862             -
              Inventory                                         39,457        36,986
              Prepaid expenses and sundry assets                18,651        19,050
              Unrealized foreign exchange gains                    108         1,280
            -------------------------------------------------------------------------
                                                               122,702       178,572

              Prepaid expenses and sundry assets                44,036        35,837
              Net smelter royalty                                1,006         1,006
              Restricted cash                                      908           108
              Property, plant and equipment                    240,906       205,329
              Mineral exploration projects                     149,139       129,743

            -------------------------------------------------------------------------
                                                          $    558,697  $    550,595
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Accounts payable and accrued liabilities    $     25,534  $     22,892
              Notes payable                                     10,058         5,366
              Income taxes payable                              16,645        15,641
              Asset retirement obligations                         533           510
            -------------------------------------------------------------------------
                                                                52,770        44,409

              Deferred compensation liability                    9,889         8,616
              Notes payable                                    133,813       126,784
              Future income taxes                               11,812        11,821
              Asset retirement obligations                      11,961        12,331
              Other liabilities                                    964           738
            -------------------------------------------------------------------------
              Total liabilities                                221,209       204,699

            Shareholders' equity
              Common shares                                    368,429       365,667
              Stock options                                     14,110        14,762
              Contributed surplus                               42,028        42,028
              Deficit                                          (87,079)      (76,561)
            -------------------------------------------------------------------------
                                                               337,488       345,896
              Commitments
              Subsequent events
            -------------------------------------------------------------------------
                                                          $    558,697  $    550,595
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            JAGUAR MINING INC.

            Interim Consolidated Statements of Operations and Comprehensive Income
(Loss)
            (Expressed in thousands of U.S. dollars, except per share amounts)

            (unaudited)

            -------------------------------------------------------------------------
                              Three Months  Three Months    Six Months    Six Months
                                     Ended         Ended         Ended         Ended
                                   June 30,      June 30,      June 30,      June 30,
                                      2010          2009          2010          2009
            -------------------------------------------------------------------------

            Gold sales        $     36,853  $     32,786  $     77,522  $     66,072
            Production costs       (25,683)      (18,568)      (50,823)      (35,651)
            Stock-based
             compensation             (253)         (155)         (380)         (181)
            Depletion and
             amortization           (8,819)       (4,952)      (16,852)       (9,835)
            -------------------------------------------------------------------------
            Gross profit             2,098         9,111         9,467        20,405
            -------------------------------------------------------------------------

            Operating expenses:
              Exploration            1,171           691         2,279         1,330
              Stock-based
               compensation          1,246         1,090         1,173         2,084
              Administration         4,819         4,059         9,116         7,821
              Management fees          297           278           636           802
              Amortization             126           114           250           216
              Accretion expense        326           192           726           380
              Other                    329           141         1,018           895
            -------------------------------------------------------------------------
              Total operating
               expenses              8,314         6,565        15,198        13,528
            -------------------------------------------------------------------------

            Income (loss) before
             the following          (6,216)        2,546        (5,731)        6,877
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Loss (gain) on
             forward foreign
             exchange derivatives      (61)         (540)          192          (827)
            Foreign exchange
             loss (gain)               988       (10,414)        1,477       (12,992)
            Interest expense         4,268         2,650         8,249         4,864
            Interest income         (1,146)       (1,251)       (2,507)       (1,750)
            Disposition of
             property               (4,956)         (455)       (5,453)         (915)
            Other non-operating
             expenses                    -             -             -           741
            -------------------------------------------------------------------------
            Total other
             expenses (income)        (907)      (10,010)        1,958       (10,879)

            Income (loss) before
             income taxes           (5,309)       12,556        (7,689)       17,756
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Income taxes
              Current
               income taxes            139           349         2,523           790
              Future income
               taxes                   465         2,483           306         2,483
            -------------------------------------------------------------------------
            Total income taxes         604         2,832         2,829         3,273
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Net income (loss)
             and comprehensive
             income (loss) for
             the period       $     (5,913) $      9,724  $    (10,518) $     14,483
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic net income
             (loss) per
             share            $      (0.07) $       0.12  $      (0.13) $       0.20
            Diluted net income
             (loss) per
             share            $      (0.07) $       0.12  $      (0.13) $       0.19

            Weighted average
             number of common
             shares
             outstanding -
             Basic              84,128,483    77,957,007    84,062,278    73,315,017
            Weighted average
             number of common
             shares
             outstanding -
             Diluted            84,128,483    79,787,135    84,062,278    74,685,075

            See accompanying notes to interim consolidated financial statements.

            -------------------------------------------------------------------------
                              Three Months  Three Months    Six Months    Six Months
                                     Ended         Ended         Ended         Ended
                                   June 30,      June 30,      June 30,      June 30,
                                      2010          2009          2010          2009
            -------------------------------------------------------------------------

            Cash provided by
             (used in):
              Operating
               activities:
                Net income
                 (loss) for
                 the period   $     (5,913) $      9,724  $    (10,518) $     14,483
                Items not
                 involving
                 cash:
                  Unrealized
                   foreign
                   exchange
                   (gain) loss       2,284        (5,633)        2,607        (8,665)
                  Stock-based
                   compensation      1,499         1,245         1,553         2,265
                  Non-cash
                   interest
                   expense           2,008           683         3,983         1,044
                  Accretion
                   expense             326           192           726           380
                  Future
                   income taxes        465         2,483           306         2,483
                  Depletion and
                   amortization      8,945         5,066        17,103        10,052
                  Unrealized
                   loss (gain)
                   on foreign
                   exchange
                   contracts           473          (880)        1,172        (2,421)
                  Disposition
                   of property      (4,625)            -        (4,625)            -
                Reclamation
                 expenditure          (995)         (283)       (1,074)         (283)
            -------------------------------------------------------------------------
                                     4,467        12,597        11,233        19,338

              Change in non-cash
               operating working
               capital
                  Inventory         (3,343)       (2,860)       (1,134)       (3,164)
                  Prepaid expenses
                   and sundry
                   assets           (2,545)       (4,605)       (5,482)       (4,879)
                  Accounts payable
                   and accrued
                   liabilities      (1,740)        5,277         2,642         4,858
                  Income taxes
                   payable             206         1,547         1,004         1,717
            -------------------------------------------------------------------------
                                    (2,955)       11,956         8,263        17,870
              Financing
               activities:
                Issuance of
                 common shares,
                 special
                 warrants and
                 warrants, net         450           226         1,952        63,692
                Increase in
                 restricted
                 cash                    -            (1)         (800)           (1)
                Repayment
                 of debt            (3,467)       (2,274)       (3,535)       (2,561)
                Increase in
                 debt                7,575             -        11,116             -
                Other long
                 term
                 liabilities            62             -           226             -
            -------------------------------------------------------------------------
                                     4,620        (2,049)        8,959        61,130

              Investing
               activities
                Short-term
                 investments           (51)            -        (5,862)            -
                Mineral
                 exploration
                 projects          (11,584)       (5,440)      (19,977)       (7,109)
                Purchase of
                 property,
                 plant and
                 equipment         (24,878)      (14,640)      (53,414)      (18,538)
            -------------------------------------------------------------------------
                                   (36,513)      (20,080)      (79,253)      (25,647)

            Effect of foreign
             exchange on
             non-U.S. dollar
             denominated cash
             and cash
             equivalents            (1,581)        4,702          (601)        5,307
            Increase (decrease)
             in cash and cash
             equivalents           (36,429)       (5,471)      (62,632)       58,660
            Cash and cash
             equivalents,
             beginning of
             period                 95,053        84,691       121,256        20,560
            -------------------------------------------------------------------------
            Cash and cash
             equivalents, end
             of period        $     58,624  $     79,220  $     58,624  $     79,220
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Supplemental cash flow information

            See accompanying notes to interim consolidated financial statements.
            >>

            Conference Call Details

            The Company will hold a conference call tomorrow, August 10 at 10:00 a.m.
EDT, to discuss the results. Management will review a presentation during the conference call that includes graphics concerning the second quarter's performance and details concerning the current initiatives at the Company's operations. The presentation can be downloaded from the Company's website at
www.jaguarmining.com.

            <<
                      From North America:  800-218-5691
                      International:       213-416-2192
                      Replay:
                      From North America:  800-675-9924
                      International:       213-416-2185
                      Replay ID:           81010
                      Webcast:             www.jaguarmining.com
            >>

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranho. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

            The Company uses the financial measure "adjusted cash flows from operating activities" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activities is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company's cash flow from operations. The non-cash charges excluded from the computation of adjusted cash flows from operating activities, which are included in the
Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

            Forward Looking Statements

            Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains forward-looking statements, including statements concerning, expected grades, revenue and cash flow and estimates for 2010, production and cash operating cost outlooks. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, production and results of operations to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual
Information Form for the year ended December 31, 2009 filed on System for
Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2009 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations,
603-224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, 603-224-4800, valeria(at)jaguarmining.com/
            (JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:15e 09-AUG-10